Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981






Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael
J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John
A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


[THE FOLLOWING IS THE TEXT OF A LETTER SENT BY ROBERT M. DEVLIN, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, TO EMPLOYEES OF AMERICAN GENERAL CORPORATION ON MARCH 12, 2001:]


March 12, 2001


Dear Fellow Employees:


Today marks the most momentous day in our company's distinguished 75-year history. It is with great satisfaction that we announce our decision to merge with Prudential plc, a leading international financial services organization headquartered in London. This transaction will create the sixth largest insurance organization in the world. Together, we will have leading market positions in North America, Europe, and Asia.

I encourage you to read the attached press release and listen to the broadcast of our investors meeting discussing the merger by visiting our website. This is an exciting time for the financial services industry, and more importantly, for our organization and employees.

This merger is greater than just the size and scale it creates. It is also about two organizations that have a common vision for the future - to create superior returns for our shareholders and financial solutions for 20 million customers worldwide. Both our organizations have been successful in strengthening product portfolios, expanding distribution networks, and entering new markets. We also have established a solid franchise in our chosen markets that will grow stronger as a result of this combination. Most importantly, we share with our strategic partner a common set of values and recognize that our people make a difference.

I look forward to working closely with Prudential's Chairman, Sir Roger Hurn and Group Chief Executive, Jonathan Bloomer, in completing this historic transaction. I have been invited to join the Prudential board as deputy chairman and will serve as chairman and CEO of North American operations, with headquarters in New York. Our strategic business groups - asset accumulation and financial services - will form the nucleus of our combined North American organization. John Graf and Rod Martin will be named president and CEO of our asset accumulation and financial services businesses, respectively, and will also join Prudential's board.

I am also pleased to announce that three American General directors will also join Prudential's board: Michael J. Poulos, retired chairman, president, and CEO of Western National Corp., Anne M. Tatlock, chairman and CEO of Fiduciary Trust Company International, and Larry D. Horner, chairman of Pacific USA Holding Corp.

As part of an international financial services powerhouse, we will benefit from increased scale and financial resources, creating a solid foundation for accelerated growth and profitability. And we will continue to build the American General brand in North America while strengthening our leading franchise positions.

We have taken a bold step toward realizing our strategic vision: to become a world leader in financial services. We recognize that change sometimes brings uncertainty and we commit to keep you abreast of developments in a timely manner as we proceed toward completing this merger.

We recognize the outstanding contributions and dedication that our employees and sales representatives have made in building this great organization. We can all take pride in the success we have achieved thus far and look forward with excitement to shaping the future of our company.


Best regards,



Bob Devlin